Exhibit 99

CONTACT:  E. L. Parker
          Vice President and Treasurer
          (908) 277-8059

         BARD TO RECEIVE $100 MILLION FOR PATENT SETTLEMENT

MURRAY HILL, NJ -- April 6, 1998 -- C. R. Bard, Inc. (NYSE-BCR) said today that it will receive a one-time payment of $100 million in the second quarter of 1998 from Guidant Corporation in connection with the settlement of several infringement claims and the grant of patent licenses. A portion of this settlement, yet to be determined, will be reserved to pay "passthrough" royalties to a third party.

C. R. Bard, Inc., headquartered in Murray Hill, New Jersey, is a leading multinational developer, manufacturer and marketer of health care products.

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